Filed by Charles River Laboratories International, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Inveresk Research Group, Inc Commission File No.: 000-49765

Additional Information

This press release may be deemed to be solicitation material in respect of the proposed merger of Charles River and Inveresk. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. SHAREHOLDERS OF CHARLES RIVER AND SHAREHOLDERS OF INVERESK ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of Charles River and shareholders of Inveresk. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from Charles River Laboratories, 251 Ballardvale Street, Wilmington, MA 01887, Attention: General Counsel, or from Inveresk Research Group, 11000 Weston Parkway, Cary, North Carolina 27513, Attention: Secretary. In addition, shareholders may access copies of the documentation filed with the SEC by Charles River on Charles River’s website at www.criver.com and shareholders may access copies of the documents filed with the SEC by Inveresk on Inveresk’s website at www.inveresk.com.

Charles River, Inveresk and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from their respective shareholders in respect of the proposed transactions. Information regarding Charles River’s directors and executive officers is available in Charles River’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on April 9, 2004, and information regarding Inveresk’s directors and executive officers is available in Inveresk’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on March 31, 2004. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

The attached slide presentation was used by Charles River as additional solicitation material in connection with its second quarter 2004 earnings conference call on July 29, 2004.

2004 Q2 and YTD Results

Safe Harbor Statement This presentation includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements are based on management's current expectations, and involve a number of risks and uncertainties that could cause actual results to differ materially from those stated or implied by the forward-looking statements, and the Company expressly does not undertake any duty to update forward-looking statements, which speak only as of the date of this document. Those risks and uncertainties include, but are not limited to: the proposed merger with Inveresk; a decrease in pre-clinical research and development spending or a decrease in the level of outsourced services; acquisition integration risks; special interest groups; contaminations; industry trends; new displacement technologies; USDA and FDA regulations; changes in law; continued availability of products and supplies; loss of key personnel; interest rate and foreign currency exchange rate fluctuations; changes in tax regulation and laws; changes in generally accepted accounting principles; and any changes in business, political, or economic conditions due to the threat of future terrorist activity in the U.S. and other parts of the world, and related U.S. military action overseas. A further description of these risks, uncertainties, and other matters can be found in the Risk Factors detailed in the Company's Annual Report on Form 10-K as filed on March 10, 2004, with the Securities and Exchange Commission.

Key Financial Facts 2Q04 sales, margins, earnings and cash flow growth Net sales increased nearly 17%, to $180 million Operating income rose 26% to $44M Operating margin a record high of 24.5% EPS increased to $0.52 from $0.42 in 2Q03, up 23.8%

Key Financial Facts 2004 YTD sales, margins, earnings, and cash flow growth Net sales rose 15.1%, to $352.8 million Operating income increased 21.6% to $83.7 Operating margin of 23.7% EPS was $0.88 compared to $0.82 in the prior year Non-GAAP EPS was $0.99 compared to $0.84 in the prior year Cash and marketable securities on hand of $246M at the end of June 2004

Market Strength Drives Growth Continued increase in spending by pharmaceutical and biotechnology companies Improvement in the market for outsourced development services Strength in the toxicology market Increasing guidance for 2004

2Q RMS Net Sales

RMS Segment - Research Models Increased compound screening and improving toxicology market are driving sales of outbred models Cancer research increases sales of immunodeficient mice Increased focus on disease models such as obese and diabetic rats

RMS Segment - Transgenics & Laboratory Housing (hotel) business growing in low double digits Genotyping and phenotyping services have increased significantly Clients in Japan and Europe are doing more outsourcing, resulting in strong sales growth

RMS Summary Biotech sales show strong growth Increased funding from capital markets and pharmaceutical companies Increased sales to academic customers Positive outlook for 2004

2Q DST Net Sales

Development Services Developed a plan to integrate and harmonize DST sites in early 2003 Standardized processes across locations Enhanced IT capabilities Launched mycrlstudy.comTM Reorganized customer service Created a dedicated sales force

Broad-Based Sales Increase Winning new business Specialty toxicology increased significantly Interventional and Surgical Services performed well Bioanalytical chemistry Pathology services

Interventional & Surgical Services River Valley Farms integration is on schedule Demand for outsourced device development services is accelerating Double-digit sales growth Adding capacity in Minneapolis

In Vitro Technology Winning new customers due to technology strength PTS sales continue in R&D and in-process market Expect FDA approval by end of 2005 Record lysate harvest

DST Summary Sales growth nearly 29% 21.6% operating margin Robust market for outsourced services A well-managed business, positioned to capitalize on market opportunities

2004 Guidance For 2004, expect sales growth in a range of 12%-16% Full year non-GAAP EPS in a range of $1.90-$1.96, excluding one-time charges Forward looking guidance is based on current foreign exchange rates and is exclusive of the Inveresk merger or any acquisitions which may occur. Since it is uncertain when in the fourth quarter the Inveresk merger would occur, it is not appropriate to provide an estimate of the combined company’s operating results or any related GAAP reconciliations. Closing of the merger with Inveresk could cause actual results to be materially different from the forward-looking guidance provided.

Market Outlook Pharma and biotech customers accelerate efforts to fill the drug pipeline, resulting in more sales in both RMS and DST Medical device customers accelerate development Discussions with pharma, biotech, and medical device customers around the world confirm our expectations that demand will continue to increase

Merger Update Charles River/Inveresk merger will create a leading global provider of essential products and services to the preclinical and clinical drug development market FTC granted early termination of the Hart-Scott-Rodino waiting period Integration team has begun planning

2Q and YTD Segment Growth ($ in millions) 2004 2Q YOY% YTD YOY% RMS $ 113.3 10.6% $ 226.8 10.3% DST $ 66.9 28.9% $ 126.0 24.9% Total Revenue $ 180.2 16.7% $ 352.8 15.1%

2Q and YTD Gross Margin 2004 2Q YOY 2004 YTD YOY RMS 43.6% +1.6% 43.3% +0.5% DTS 37.7% +5.8% 35.8% +6.4% Gross Margin 41.4% +2.8% 40.7% 2.3%

2Q SG&A ($ in millions) 2004 2Q YOY% 2004 YTD YOY% SG&A $29.2 25.1% $57.3 26.1% % Sales 16.2% +1.1% 16.3% +1.5%

2Q and YTD Operating Margin 2004 2Q YOY 2004 YTD YOY RMS* 33.5% +2.5% 32.8% -0.8%(1) DST* 21.6% +7.5% 19.3% +11.1%(2) Consolidated Operating Margin 24.5% +1.8% 23.7% +1.2% *Excludes unallocated corporate overhead Note 1: The first half of 2003 includes a $2.9 million benefit from a litigation settlement Note 2: The first half of 2003 includes a $3.7 million charge related to the closure of a contract manufacturing facility

Income Tax Rate 1Q net charge of $5.8 million for reorganization of European operations was recorded in the income tax provision Excluding the one-time charge, tax rate for 2Q and YTD was 37.5% compared to 38.5% in the same periods in 2003

YTD GAAP EPS ($ in millions, except per share amounts) 2Q04 2Q03 YTD 2004 YTD 2003 Net income $26.3 $20.6 $43.9 $39.9 Earnings per common share Basic $0.57 $0.45 $0.96 $0.88 Diluted $0.52$ 0.42 $0.88 $0.82

YTD Non-GAAP EPS ($ in millions, except per share amounts) 6/26/04 6/28/03 Net income $43.9 $39.9 Add back: Deferred tax asset write-off 7.9 - Valuation allowance release (2.1) - Impairment charge - 3.7 Litigation settlement - (2.9) Severance charges - 0.9 Tax effect of impairment charge and litigation - (0.6) settlement Net income, excluding specified charges (non-GAAP) $49.7 $41.0 Basic EPS (non-GAAP) $1.08 $0.90 Diluted EPS (non-GAAP) $0.99 $0.84

Balance Sheet Highlights ($ in millions) 6/26/04 12/27/03 Cash $224.2 $182.3 Marketable Securities (S-T & L-T) 21.9 20.5 Total $246.1 $202.8 Accounts Receivable $125.0 $111.5 DSO 64 days 67 days Inventory $ 54.7 $ 52.4 MOH 1.6 months 1.6 months Working Capital $302.2 $256.5 See website for reconciliations of Non-GAAP to GAAP results.

Key Financial Facts ($ in millions) 2004 2Q 2004 YTD 2004E Capex $ 7.3 $11.9 $40.0 Depreciation $ 6.5 $13.1 Amortization $ 1.2 $ 2.4 FCF $35.0 $56.3 See website for reconciliations of Non-GAAP to GAAP results. Forward looking guidance is based on current foreign exchange rates and is exclusive of the Inveresk merger or any acquisitions which may occur. Since it is uncertain when in the fourth quarter the Inveresk merger would occur, it is not appropriate to provide an estimate of the combined company’s operating results or any related GAAP reconciliations. Closing of the merger with Inveresk could cause actual results to be materially different from the forward-looking guidance provided.

2004 Guidance Expected 2004 growth in a range of 12%- 16% Full year non-GAAP EPS expected in a range of $1.90-$1.96, excluding one-time charges Expected 3Q sales increase of 14%-16% and diluted EPS in a range of $0.48-$0.50 Forward looking guidance is based on current foreign exchange rates and is exclusive of the Inveresk merger or any acquisitions which may occur. Since it is uncertain when in the fourth quarter the Inveresk merger would occur, it is not appropriate to provide an estimate of the combined company's operating results or any related GAAP reconciliations. Closing of the merger with Inveresk could cause actual results to be materially different from the forward-looking guidance provided.

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